Multiple Class of Shares Plan

for

Fidelity Hereford Street Trust and Fidelity Newbury Street Trust Funds

Dated November 14, 2024

 This Amended and Restated Multiple Class of Shares Plan (the “Plan”), when effective in accordance with its provisions, shall be the written plan contemplated by Rule 18f-3 under the Investment Company Act of 1940 (the “1940 Act”) for the portfolios (each a “Fund”) of the respective Fidelity Trusts (each, a “Trust”) as listed on Schedule I to this Plan.

1.  Classes Offered. Each Fund may offer the following classes of shares: Daily Money Class, Capital Reserves Class, Advisor C Class, Advisor M Class, Premium Class, Class K6, Class S, Class OUS and a retail class.

2.  Distribution and Shareholder Service Fees. Distribution fees and/or shareholder service fees shall be calculated and paid in accordance with the terms of the then-effective plan pursuant to Rule 12b-l under the 1940 Act for the applicable class. Distribution and shareholder service fees currently authorized are as set forth in Schedule I to this Plan.

3.  Conversion Privileges. Daily Money Class, Capital Reserves Class, Advisor C Class, Advisor M Class, Retail Class and Premium Class shares will be converted into Class K6 shares of the same Fund if Class K6 is offered as an investment option under an employer-sponsored retirement plan (“Retirement Plan”). If a Retirement Plan is no longer eligible to offer Class K6 shares, Class K6 shares may be converted into another class of shares of the same Fund offered as an investment option under the Retirement Plan. Any conversion effected under the immediately preceding sentence will be preceded by written notice to the investor.

After a maximum holding period of eight years from the initial date of purchase, Advisor C Class shares of Fidelity Treasury Money Market Fund convert automatically to Daily Money Class shares of Fidelity Treasury Money Market Fund. Simultaneously, a portion of the Advisor C Class shares purchased through the reinvestment of Advisor C Class dividends or capital gains distributions (“Dividend Shares”) will also convert to Daily Money Class shares. The portion of Dividend Shares that will convert at that time is determined by the ratio of converting Advisor C Class non-Dividend Shares held by a shareholder to that shareholder’s total Advisor C Class non-Dividend Shares.

All conversions pursuant to this section 3 shall be made on the basis of the relative net asset values of the two classes, without the imposition of any sales load, fee, or other charge.

4.  Exchange Privileges. Exchanges are subject to minimum investment limitations and other eligibility requirements of the applicable class of shares of each Fund.

Daily Money Class: Daily Money Class shares purchased through the Fidelity Advisor Funds program may be exchanged for shares of (i) any Fidelity Advisor Fund: Class A or Class M; (ii) Daily Money Class shares of any other Fidelity Fund; and (iii) Advisor M Class of Fidelity Government Money Market Fund. Other Daily Money Class shares may be exchanged for shares of (i) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds; and (ii) Daily Money Class shares of any other Fidelity Fund.

Capital Reserves Class: Capital Reserves Class shares may be exchanged for shares of (i) Capital Reserves Class shares of any other Fidelity Fund; and (ii) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds.

Advisor C Class: Advisor C Class shares may be exchanged for shares of (i) any Fidelity Advisor Fund: Class C; and (ii) Daily Money Class shares of the same fund.

Advisor M Class: Advisor M Class shares may be exchanged for shares of any Fidelity Advisor Fund: Class M.

Premium Class: Premium Class shares may be exchanged for shares of (i) Premium Class of any other Fidelity Fund, (ii) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds, and (iii) if held through a Retirement Plan, shares of any class of a Fidelity Fund available through an investor’s Retirement Plan.

Retail Class: Retail Class shares may be exchanged for shares of (i) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds, (ii) Premium Class shares of any other Fidelity Fund, and (iii) if held through a Retirement Plan, shares of any class of a Fidelity Fund available through an investor’s Retirement Plan.

Class K6: Shares of Class K6 may be exchanged for shares of any class of a Fidelity Fund available through an investor’s Retirement Plan.

Class S: Shares of Class S may not be exchanged for shares of any class of a Fidelity Fund.

Class OUS: Shares of Class OUS may not be exchanged for shares of any class of a Fidelity Fund.

5.  Allocations. Income, gain, loss and expenses shall be allocated under this Plan as follows:

A.  Class Expenses: The following expenses shall be allocated exclusively to the applicable specific class of shares: (i) distribution and shareholder service fees; and (ii) transfer agent fees.

B.  Fund Income, Gain, Loss and Expenses: Income, gain, loss and expenses not allocated to specific classes as specified above shall be charged to the Fund and allocated daily to each class in a manner consistent with Rule 18f-3(c)(1)(iii). As necessary to limit class net asset value per share divergences, dilution caused by share purchases and redemptions shall be allocated across all classes based on relative net assets of each class.

6.  Voting Rights. Each class of shares governed by this Plan (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

7.  Effective Date of Plan. This Plan shall become effective upon approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not “interested persons” of the Trust, which vote shall have found that this Plan as proposed to be adopted, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.

8.  Amendment of Plan. Any material amendment to this Plan shall become effective upon approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not “interested persons” of the Trust, which vote shall have found that this Plan as proposed to be amended, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.

9.  Severability. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

10.  Limitation of Liability. Consistent with the limitation of shareholder liability as set forth in the Trust’s Trust Instrument or other organizational document, any obligations assumed by any Fund or class thereof, and any agreements related to this Plan shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and shall not constitute obligations of any other Fund or class of shares. All persons having any claim against the Fund, or any class thereof, arising in connection with this Plan, are expressly put on notice of such limitation of shareholder liability, and agree that any such claim shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and such person shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Trust, class or Fund; nor shall such person seek satisfaction of any such obligation from the Trustees or any individual Trustee of the Trust.

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